Exhibit 99.1

InterOil Provides Update on ExxonMobil Transaction

- Independent Transaction Committee Unanimously Recommends and Board approves ExxonMobil Transaction

- InterOil Enters into Amended and Restated Arrangement Agreement with ExxonMobil

- Company Expects to Mail Revised MIC in Mid-January 2017

- New Record Date Set for January 10, 2017 for Shareholder Meeting Anticipated in Mid-February 2017

- New Outside Date Set for March 31, 2017

SINGAPORE and PORT MORESBY, Papua New Guinea, Dec. 15, 2016 /PRNewswire/ -- InterOil Corporation (NYSE: IOC, POMSox: IOC) today provided an update on the transaction with Exxon Mobil Corporation (NYSE: XOM).

Amended and Restated Arrangement Agreement

InterOil and ExxonMobil have entered into an Amended and Restated Arrangement Agreement (the "Amended Agreement"), which among other items, extends the outside date of the transaction to March 31, 2017.

Under the terms of the Amended Agreement:

  ExxonMobil has agreed to purchase all issued and outstanding common shares of InterOil for consideration consisting of US$45.00 per share payable in ExxonMobil shares and a contingent resource payment ("CRP").  This is consistent with the consideration provided for under the Arrangement Agreement entered into by InterOil and ExxonMobil on July 21, 2016.
  The CRP will provide for an additional cash payment of approximately $7.07 per InterOil share for each trillion cubic feet equivalent (tcfe) gross resource certification of the Elk-Antelope field above 6.2 tcfe, up to a cap of 11 tcfe of certified resource. This is an increase from the July Arrangement Agreement, which was capped at 10 tcfe, representing an increase in total potential consideration to approximately $78.94 per InterOil share from approximately $71.87 per share.
  The termination fee that may become payable by the Company in certain circumstances has been increased from $67 million to $100 million.

"We are pleased to have reached an agreement with ExxonMobil on the transaction, giving our shareholders a chance to consider and benefit from the compelling potential value offered by the transaction," said Chris Finlayson, Chairman of InterOil. "We are now focusing on obtaining the necessary approvals to complete the transaction. We believe this transaction is in the best interests of InterOil and its shareholders, as it provides InterOil shareholders a material and immediate premium for their shares, as well as a potential direct cash payment through a CRP."

Transaction Committee of Board Completes Comprehensive Review

Further to InterOil's announcement on December 13, 2016, InterOil's Independent Transaction Committee ("the Committee"), consisting of four independent and experienced directors of InterOil, has undertaken a detailed and thorough review process to consider whether it is in the best interests of InterOil to proceed with the ExxonMobil transaction, and to ensure that the procedural and substantive aspects of the transaction are responsive to commentary from the Yukon court, relating to approval of the transaction.

To assist in this process, the Committee retained independent legal counsel, Fasken Martineau DuMoulin LLP, to provide transactional and corporate governance advice and engaged BMO Capital Markets ("BMO"), an independent financial advisor, to provide a detailed fairness opinion on a fixed-fee basis. BMO has delivered to the Committee and the InterOil board a fairness opinion stating that based upon and subject to the various assumptions, limitations and qualifications set out in such fairness opinion, and as of the date of such opinion, the consideration to be received by the InterOil shareholders pursuant to the Amended Arrangement is fair, from a financial point of view, to the InterOil shareholders. The fixed fee was paid to BMO immediately following the delivery of the opinion, and was not contingent on the conclusion reached in the opinion, the entry into of the Amended Agreement with ExxonMobil or the completion of the transaction.

The Committee also oversaw the engagement of GLJ Petroleum Consultants Ltd ("GLJ"), an independent qualified reserves evaluator, to provide an update to its Contingent Resource estimates for the Elk-Antelope field to include the results of the Antelope-6 appraisal well which was completed in 2016. GLJ's updated estimates for the gross unrisked Contingent Resources for the Elk-Antelope field are a low estimate of 6.83 tcfe (1C), a best estimate of 7.80 tcfe (2C) and a high estimate of 8.95 tcfe (3C). The GLJ updated estimates do not include results from the Antelope-7 appraisal well which is currently drilling.

The GLJ updated estimates, along with other recent publically disclosed independent estimates, were reviewed by BMO in connection with rendering its fairness opinion.

The Committee's unanimous conclusion and recommendation to the InterOil Board, and the subsequent determination of the entire InterOil Board, is that the proposed transaction is in the best interests of InterOil (considering the interests of all affected stakeholders) and that the consideration to be received by shareholders is fair to shareholders. Additional details regarding the review process followed by InterOil and the Committee will be set forth in a forthcoming management information circular.

"After a thorough review process, consultation with our own independent advisors and careful consideration of available options, including remaining as a standalone company, the Committee has recommended, and the board of directors has unanimously approved, the new Amended and Restated Arrangement Agreement with ExxonMobil," said Dr. William Ellis Armstrong, Chairman of the Committee. "We believe that the proposed transaction with ExxonMobil is in the best interests of InterOil and its shareholders."

Pathway to completion

Based on the anticipated timing of the interim order hearing, InterOil expects to mail a management information circular relating to a special meeting to vote on the ExxonMobil transaction in mid-January 2017, and anticipates that the meeting will be scheduled for mid-February 2017.

To accommodate this schedule, the InterOil Board has set a new Record Date of January 10, 2017. Holders of record of InterOil's common shares, options and restricted share units at the close of business on January 10, 2017 will be entitled to vote at the special meeting.

In recognition of this new timetable InterOil and ExxonMobil have agreed to extend the outside date for completion of the transaction to March 31, 2017. Either party has the right to further extend the outside date to May 31, 2017 if conditions to closing have been satisfied other than those relating to receipt of a final order from the Yukon court.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	United States
David Wu Senior Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

James Golden / Aaron Palash Joele Frank, Wilkinson Brimmer Katcher
T: +1 212 355 4449 E: ioc-jf@joelefrank.com

Forward Looking Statements

This communication includes "forward-looking statements". All statements, other than statements of historical facts, included in this communication are forward-looking statements. Such forward-looking statements may include, without limitation, statements regarding the pending transaction with ExxonMobil, the timing to consummate the proposed transaction with ExxonMobil, the ability to satisfy the conditions to consummation of the proposed transaction (including, but not limited to, approval by InterOil shareholders and the required approvals from the Yukon courts), the timing or outcome of the resource certification process for the Elk-Antelope field as applicable to the CRP, and the timing of mailing of a management information circular or of scheduling or holding a shareholder meeting relating to the proposed transaction. These statements are based on the current belief of InterOil, as well as assumptions made by, and information currently available to InterOil. No assurances can be given however, that these events will occur. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of InterOil, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include in particular assumptions, risks and uncertainties relating to the risk that a condition to closing of the proposed acquisition may not be satisfied (including obtaining required approval of InterOil shareholders and the required orders from the Yukon court with respect to the transaction), the timing or outcome of the resource certification process for the Elk-Antelope field as applicable to the CRP, the size of the resources in the Elk-Antelope field or any change in the estimate or calculation of such resource size, the outcome of the drilling of the Antelope-7 well, and other risk factors discussed in InterOil's management information circular dated August 16, 2016, its annual report for the year ended December 31, 2015 on Form 40-F and its Annual Information Form for the year ended December 31, 2015, and under the heading "Factors Affecting Future Results" available through the "Investors" section on ExxonMobil's website and in Item 1A of ExxonMobil's 2015 Form 10-K. InterOil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws. References to gas resources in this release may include amounts that ExxonMobil or InterOil believe will ultimately be produced but that are not yet classified as "proved reserves" under U.S. SEC definitions.

Disclosure of Oil and Gas Information

Trillion cubic feet equivalent (tcfe) may be misleading, particularly if used in isolation. A tcfe conversion ratio of one barrel of oil to six thousand cubic feet of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Well test results should be considered as preliminary. Well log interpretations indicating gas accumulations are not necessarily indicative of future production or ultimate recovery. This press release contains estimates of Contingent Resources in the Elk-Antelope fields covered by the Petroleum Retention Licence (PRL) 15 in Papua New Guinea. Contingent Resources are not, and should not be confused with, gas reserves. InterOil owns a 36.5375% interest in the PRL 15 license (post-government back-in right). Estimates of the Contingent Resources in this press release are based upon a report effective November 30, 2016 prepared by GLJ, an independent qualified reserves evaluator. The report was prepared in accordance with the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook"). The Contingent Resources referred to in this press release have been classified as conventional natural gas and natural gas liquids. Contingent Resources are those quantities of natural gas and condensate estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The economic status of the resources is undetermined and there is no certainty that it will be commercially viable to produce any portion of the resources. There is no certainty that the Contingent Resources in the Elk-Antelope fields will be commercially viable to produce any portion of the resources and it should be noted that it is not certain that all fields / accumulations set herein will progress to reserves. Criteria other than economics may require that the Contingent Resources in the Elk-Antelope fields be classified as Contingent Resources rather than reserves. Contingencies affecting the classification as reserves versus Contingent Resources relate to the following issues as detailed in the COGE Handbook: ownership considerations, drilling requirements, testing requirements, regulatory considerations, infrastructure and market considerations, timing of production and development, and economic requirements.

The following classification of Contingent Resources are used in this press release:

  Low Estimate (or 1C) means there is at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate.
  Best Estimate (or 2C) means there is at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate.
  High Estimate (or 3C) means there is at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.

The estimates of Contingent Resources provided in this press release are estimates only and there is no guarantee that the estimated Contingent Resources will be recovered. Actual Contingent Resources may be greater than or less than the estimates provided in this in this press release and the differences may be material. There is no assurance that the forecast price and cost assumptions applied by GLJ in evaluating the Contingent Resources in Elk-Antelope fields will be attained and variances could be material. There is also uncertainty that it will be commercially viable to produce any part of the Contingent Resources. For a discussion of the project evaluation scenario, economics status and maturity subclass as well as the chance and development of Contingent Resources evaluated pursuant to GLJ's report on the Elk-Antelope fields see Schedule A to InterOil's Annual Information Form for the year ended December 31, 2015 which is available on www.interoil.com or from the SEC at www.sec.gov or on SEDAR at www.sedar.com. Although the report of GLJ that is attached to Schedule A of InterOil's Annual Information Form for the year ended December 31, 2015 is different than the report of GLJ referred to in this press release, there have been no material changes to the project evaluation scenario, economics status and maturity subclass, or the chance and development of Contingent Resources in the Elk-Antelope gas fields. The operator of the joint venture project in the Elk-Antelope gas fields, Total S.A., estimates that the timeline for development of a liquefied natural gas project in the Elk-Antelope gas fields would include final investment decision in relation to the project in 2019 and first production in 2023 (assuming the project proceeds).

Legal Notice

None of the securities anticipated to be issued pursuant to the ExxonMobil transaction have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued pursuant to the ExxonMobil transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities.

There can be no assurance that the transaction with ExxonMobil will occur. The ExxonMobil transaction is subject to certain approvals and the fulfillment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met.